FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: November 4, 2005
	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías
	Title:	Attorney-in-fact

ADRIAN STECKEL IS NAMED PRESIDENT

AND CEO OF AZTECA AMERICA

— “Responsible for Reaching Full Potential of Azteca America”—

—Broad Knowledge of the Television Business, After Five Years in TV Azteca—

—Will Join Forces with Luis J. Echarte, Chairman of the Board,

to Further Strengthen the Network —

FOR IMMEDIATE RELEASE

Mexico City, November 3, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world, announced today that Adrian Steckel was named President and Chief Executive Officer of Azteca America, the company’s wholly-owned broadcasting network focused on the U.S. Hispanic market.

“Adrian has the know-how and the determination to help build the full potential of Azteca America. He has the proven capabilities to plan and execute successful business strategies, and he knows the U.S. television market and how to reach it effectively,” commented Ricardo B. Salinas, Chairman of the Board and Founder of TV Azteca.

Mr. Steckel worked five years at TV Azteca where he was involved in programming production and managing the musical division of the company. He was also Chief Financial Officer for three years. He then moved on to become Chief Executive Officer of Unefon, a company that he built from scratch, garnering 1.4 million subscribers, and more than US$100 million in EBITDA annually.

Luis J. Echarte continues in his position as Chairman of the Board of Azteca America, outlining strategic aspects of the business and helping Mr. Steckel with the relationship with affiliates, and increasing the network coverage.

“Luis and I welcome this strengthening of forces as it will surely promote our ongoing growth, given that Azteca America has enormous potential for revenue and profitability generation,” said Mr. Salinas.

“We placed two of our best executives into this important project, and we are confident of capturing the opportunities offered by the U.S. Hispanic market, and that we will soon have superior results,” concluded Mr. Salinas.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
+ 52 (55) 1720 9167	+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx	rvillarreal@gruposalinas.com.mx

Press Relations:

Tristan Canales	Daniel McCosh
+ 52 (55) 1720 1441	+ 52 (55) 1720 0059
tcanales@gruposalinas.com.mx	dmccosh@tvazteca.com.mx

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